SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2004

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated July 30, 2004, containing the Registrant’s 2004 second quarter results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

By:	/s/ Richard R. Chang
	Name:	Richard R. Chang
	Title:	Chairman of the Board, President and Chief Executive Officer

Date: July 30, 2004

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1:	Press release, dated July 30, 2004, containing the Registrant’s 2004 second quarter results.

Exhibit 99.1

Semiconductor Manufacturing International Corporation	18 Zhangjiang Road
www.smics.com	Pudong New Area
Shanghai
People’s Republic of China

NEWS RELEASE

All currency figures stated in this report are in US Dollars unless stated otherwise.

The financial statement amounts in this report are determined in accordance with US GAAP.

SMIC reports 2004 second quarter results

Highlights

•	Sales increased to $221.0 million, up 18.2% from $186.9 million in 1Q04.

•	Income from operations increased to $36.4 million, up 35.6% from $26.8 million in 1Q04.

•	Income attributable to holders of ordinary shares increased to $34.2 million, up 296.7% from $8.6 million in 1Q04.

•	Compared to 1Q04, wafer shipments increased by 15.6% to 201,534 8-inch wafers; blended average selling price increased by 2.6% to $1,034.

•	Basic EPS $0.0019 (HKD$0.0149(1)) per ordinary share and $0.0955 per ADS; diluted EPS $0.0019 (HKD$0.0147(1)) per ordinary share and $0.0941 per ADS.

Shanghai, China – July 30, 2004. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended June 30, 2004. Sales increased 18.2% in the second quarter of 2004 to $221.0 million from $186.9 million in the prior quarter. Income from operations increased 35.6% in the second quarter of 2004 to $36.4 million from $26.8 million in the prior quarter.

The Company reported income attributable to holders of ordinary shares increased 296.7% in the second quarter of 2004 to $34.2 million from $8.6 million in the prior quarter, or $0.0019 (HKD$0.0149(1)) per ordinary share and $0.0955 per ADS (on a fully diluted basis, $0.0019 (HKD$0.0147(1)) per ordinary share, and $0.0941 per ADS).

“We are pleased to report sequential growth during the second quarter of 2004,” said Dr. Richard Chang, President and Chief Executive Officer of SMIC. “During the second quarter of 2004, we were able to expand our technology offerings and engaged 15 new customers, 7 of which are China fabless companies. We received relatively strong orders from our customers across all market segments, and in particular the consumer products market. We continued to execute our business plan by commencing commercial production at Fab 7, located in Tianjin. Furthermore, the ramp up of Fab 4, located in Beijing, continues on schedule with pilot production commencing on July 23 and commercial production set for later this year. In addition, SMIC has forged a strategic joint venture with Toppan Printing Co., Ltd. to manufacture on-chip color filters and micro lenses and a joint venture for assembly and testing in Chengdu. We believe that these achievements have established a fundamental framework for continued and sustainable growth for the duration of the year and in the future.”

Note:

(1)	Based on the exchange rate of HKD$7.7996 to USD$1.00 at the close of July 28, 2004. (Source: Bloomberg)

Conference call / Webcast announcement details

Date: July 30, 2004

Time: 8:30 a.m. Shanghai time

Dial-in numbers and access codes: U.S. 1-617-801-9711 (Pass code: 70633890) or HK 852-3002-1672

(Pass code: 70633890).

A live webcast of the 2Q 2004 results announcement will be available at www.smics.com under the “Investor Relations” section. An archived version of the webcast, along with a soft copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world. As a foundry, SMIC provides integrated circuit (IC) manufacturing at 0.35-micron to 0.13-micron technologies. Established in April 2000, SMIC, a Cayman Islands company, operates three 8-inch wafer fabrication facilities in the Zhangjiang High-Tech Park in Shanghai, and an 8-inch wafer fabrication facility in Tianjin, China. In addition, SMIC is currently constructing 12-inch wafer fabrication facilities in Beijing, China. SMIC’s Fab 1 was named one of two “Top Fabs of the Year 2003” by Semiconductor International, a leading industry publication in May 2003. In addition to IC manufacturing, SMIC provides customers with a full range of services, including design services, mask manufacturing and wafer probe test. For more information, please visit www.smics.com.

Safe harbor statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its registration statement on Form F-1, as amended, filed with the SEC on March 11, 2004, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and its registration statement on Form A-1 as filed with the Stock Exchange of Hong Kong (SEHK) on March 8, 2004, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release.

Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor Contacts:

Jimmy Lai	Calvin Lau
Head of Investor Relations	Investor Relations
Tel: 86-21-5080-2000, ext. 16088	Tel: 86-21-5080-2000, ext. 16693
Fax: 86-21-5080-3070	Fax: 86-21-5080-3070

Evonne Hwang	Sarina Huang
Investor Relations	Public Relations
Tel: 86-21-5080-2000, ext. 16275	Tel: 86-21-5080-2000, ext. 10356
Fax: 86-21-5080-3070	Fax: 86-21-5080-2868

Summary:

Amounts in US$ thousands, except for EPS

	2Q04	1Q04	QoQ	2Q03	YoY
Sales	220,988	186,937	18.2%	75,193	193.9%
Cost of sales	(159,507)	(126,781)	25.8%	(88,645)	79.9%
Gross profit (loss)	61,481	60,156	2.2%	(13,452)	—
Operating expenses	(25,091)	(33,313)	-24.7%	(14,451)	73.6%
Income (loss) from operations	36,390	26,843	35.6%	(27,903)	—
Other income (expenses)	(2,225)	609	—	(2,611)	-14.8%
Net income (loss)	34,165	27,452	24.5%	(30,514)	—
Deemed dividend on preference shares	0	(18,839)	-100.0%	0	—
Income attributable to holders of ordinary shares	34,165	8,613	296.7%	(30,514)	—
Gross profit margin	27.8%	32.2%		-17.9%
Operating margin	16.5%	14.4%		-37.1%
Basic EPS – per ordinary share(1)	$0.0019	$0.0033		$0.3428
Basic EPS – per ADS	$0.0955	$0.1630		$17.1405
Diluted EPS – per ordinary share	$0.0019	$0.0005		$0.3428
Diluted EPS – per ADS	$0.0941	$0.0273		$17.1405
Wafers shipped (in 8” wafers)(2)	201,534	174,325	15.6%	117,950	70.9%
Blended ASP	$1,034	$1,008	2.6%	$614	68.4%
Logic ASP(3)	$1,089	$1,081	0.7%	$797	36.6%
Capacity utilization	99%	99%		97%

Note:

(1)	Based on weighted average ordinary shares of 17,897 million in 2Q04 and 2,641 million in 1Q04

(2)	Including copper interconnects

(3)	Excluding copper interconnects

•	Sales increased to $221.0 million, up 18.2% QoQ from $186.9 million in 1Q04 and 193.9% YoY from $75.2 million in 2Q03. Key factors leading to these QoQ increases were the following:

•	increased capacity to 80,872 8-inch wafers as of the end of 2Q04;

•	increased wafer shipments to 201,534, up 15.6% QoQ from 174,325 in 1Q04;

•	high utilization rate of 99%; and

•	increased ASP to $1,034, up 2.6% QoQ from $1,008 in 1Q04, due to the shift in product mix towards more advanced wafers.

•	Cost of sales increased to $159.5 million in 2Q04 from $126.8 million in 1Q04 primarily due to the increase in wafer shipments, depreciation expenses associated with the commencement of Fab 7 (Tianjin) commercial production, and the annually scheduled equipment maintenance.

•	Gross profit increased to $61.5 million, up 2.2% QoQ from $60.2 million in 1Q04 and from a loss of $13.5 million in 2Q03.

•	Research and development expenses decreased to $13.5 million, down -18.2% QoQ from $16.5 million, primarily due to start up costs associated with Fab 7 (Tianjin) being classified as research and development during 1Q04 with the start up period ending March 31, 2004.

•	Gross general and administrative expenses decreased to $9.5 million in 2Q04, down -9.4% from $10.5 million in 1Q04. Net general and administrative expenses were $6.0 million in 2Q04 with the difference primarily due to a foreign exchange gain of $3.5 million.

•	Foreign exchange gain of $3.5 million in general and administrative expenses represents foreign exchange gains relating to operating activities, i.e. accounts payable or accounts receivable. The foreign exchange loss of $2.4 million represents foreign exchange losses relating to non-operating activities resulting from financing or investment transactions, i.e. forward contracts are classified as other income (expense). Net foreign exchange movement represents a gain of $1.1 million.

•	Selling and marketing expenses increased to $1.9 million in 2Q04, up 11.1% from $1.7 million in 1Q04.

•	Income (loss) from operations increased to $36.4 million in 2Q04, up 35.6% QoQ from $26.8 million in 1Q04 and from a loss of $27.9 million in 2Q03.

•	Interest income increased to $2.7 million in 2Q04 primarily due to the additional interest income generated from the increase in cash balance from the IPO proceeds.

•	Other non-operating loss of $2.2 million in 2Q04 primarily due to a foreign exchange loss of $2.4 million.

•	Net income increased to $34.2 million, up 24.5% QoQ from $27.5 million in 1Q04 and from a loss of $30.5 million in 2Q03.

•	Income attributable to holders of ordinary shares increased to $34.2 million, up 296.7% QoQ from $8.6 million in 1Q04 due to the absence of the non-cash and non-recurring deemed dividend of $18.8 million in 1Q04.

1. Analysis of revenues

Sales analysis

By Application	2Q04	1Q04	4Q03	3Q03	2Q03
Computer	22.5%	25.1%	26.7%	33.3%	49.8%
Communications	54.3%	56.0%	55.8%	48.2%	32.5%
Consumer	17.1%	12.7%	13.5%	11.7%	11.3%
Others	6.1%	6.2%	4.0%	6.8%	6.4%

By Device	2Q04	1Q04	4Q03	3Q03	2Q03
Logic (including copper interconnect only)	73.5%	72.4%	71.6%	60.0%	43.3%
Memory	20.8%	21.6%	24.5%	34.0%	53.0%
Other (mask making & probing)	5.7%	6.0%	3.9%	6.0%	3.7%

By Customer Type	2Q04	1Q04	4Q03	3Q03	2Q03
Fabless semiconductor companies	36.1%	36.6%	30.8%	31.1%	38.2%
Integrated device manufacturers (IDM)	54.8%	54.0%	62.7%	49.2%	29.9%
System companies and others	9.1%	9.4%	6.5%	19.7%	31.9%

By Geography	2Q04	1Q04	4Q03	3Q03	2Q03
North America	44.0%	41.4%	36.2%	38.8%	39.6%
Asia Pacific (ex. Japan)	26.5%	27.2%	28.6%	38.2%	54.6%
Japan	16.2%	16.3%	15.5%	13.3%	4.2%
Europe	13.3%	15.1%	19.7%	9.7%	1.6%

Wafer revenue analysis

By Technology (logic, memory & copper interconnect only)	2Q04	1Q04	4Q03	3Q03	2Q03
0.13µm	9.9%	10.1%	10.4%	15.0%	13.5%
0.15µm	13.3%	15.7%	17.5%	10.0%	0.0%
0.18µm	48.6%	44.4%	34.7%	19.7%	10.5%
0.25µm	8.3%	8.3%	10.6%	33.7%	57.4%
0.35µm	19.9%	21.5%	26.8%	21.6%	18.6%

By Logic Only(1)	2Q04	1Q04	4Q03	3Q03	2Q03
0.13µm	0.9%	0.0%	0.0%	0.0%	0.0%
0.15µm	3.9%	4.4%	1.9%	0.3%	0.1%
0.18µm	63.0%	58.5%	52.9%	40.3%	33.3%
0.25µm	3.1%	5.0%	3.4%	15.1%	7.6%
0.35µm	29.1%	32.1%	41.8%	44.3%	59.0%

Note:

(1)	Excluding 0.13µm copper interconnects

•	Sales from the consumer products segment grew faster than other applications in 2Q04 compared to 1Q04.

•	Percentage of sales from logic wafers, including copper interconnects, increased to 73.5% of sales in 2Q04, as compared to 72.4% in 1Q04 and 43.3% in 2Q03.

•	IDM customers accounted for 54.8% while fabless companies accounted for 36.1% of sales in 2Q04.

•	Percentage of sales generated from North American customers increased to 44.0% in 2Q04, as compared to 41.4% in 1Q04.

•	Percentage of wafer revenues from 0.18µm and below technologies increased to 71.8% of wafer revenues in 2Q04, as compared with 70.2% in 1Q04 and 24.0% in 2Q03.

•	Percentage of 0.18µm logic wafer revenues increased to 63.0% in 2Q04 from 58.5% in 1Q04.

Capacity:

wafers per month at the end of the period in 8” wafers

Fab / (Wafer Size)	2Q04	1Q04
Fab 1 (8”)	33,675	31,720
Fab 2 (8”)	31,098	24,400
Fab 7 (8”)	6,000	0

Total monthly wafer fabrication capacity	70,773	56,120
Copper Interconnects:
Fab 3 (8”)	10,099	9,300

Total monthly copper interconnect capacity	10,099	9,300

•	As of the end of 2Q04, monthly capacity increased to 80,872 wafers, as the Company continued to ramp up Fabs 1, 2, 3, and 7.

Shipment and utilization:

8” wafers	2Q04	1Q04	4Q03	3Q03	2Q03
Wafer shipments including copper interconnects	201,534	174,325	153,125	130,780	117,950
Utilization rate(1)	99%	99%	97%	93%	97%

Note:

(1)	Capacity utilization based on total wafer out divided by calculated capacity

•	Wafer shipment of 201,534 units of 8-inch wafers in 2Q04, representing a 15.6% increase from 1Q04and 70.9% increase from 2Q03.

•	The utilization rate remained at 99%.

Blended average selling price trend	Logic average selling price trend (excluding 0.13µm copper interconnects)

The blended ASP increased to $1,034 in 2Q04 from $1,008 in 1Q04 and $614 in 2Q03, mainly due to the shift to production of more logic and less DRAM wafers and the adoption of more advanced and higher margin process technologies.	The logic ASP (excluding 0.13µm copper interconnects) increased to $1,089 in 2Q04 from $1,081 in 1Q04 and $797 in 2Q03, mainly due to the shift to production of more advanced (<= 0.18µm) logic wafers and the adoption of more advanced and higher margin process technologies.

2. Detailed financial analysis

Gross profit analysis

Amounts in US$ thousands	2Q04	1Q04	QoQ	2Q03	YoY
Cost of sales	(159,507)	(126,781)	25.8%	(88,645)	79.9%
Depreciation and amortization	(83,990)	(64,423)	30.4%	(44,807)	87.4%
Other manufacturing costs	(75,517)	(62,358)	21.1%	(43,838)	72.3%
Gross Profit	61,481	60,156	2.2%	(13,452)	—
Gross Margin	27.8%	32.2%		-17.9%

•	Cost of sales increased to $159.5 million in 2Q04 from $126.8 million in 1Q04 primarily due to the increase in wafer shipments, depreciation expenses associated with the commencement of Fab 7 (Tianjin) commercial production, and the annually scheduled equipment maintenance.

•	Gross profit increased to $61.5 million, up 2.2% QoQ from $60.2 million in 1Q04 and from a loss of $13.5 million in 2Q03.

Operating expenses analysis

Amounts in US$ thousands	2Q04	1Q04	QoQ	2Q03	YoY
Total operating expenses	(25,091)	(33,313)	-24.7%	(14,451)	73.6%
General and administrative	(6,019)	(10,688)	-43.7%	(2,849)	111.3%
Selling and marketing	(1,940)	(1,747)	11.1%	(2,285)	-15.1%
Research and development	(13,533)	(16,540)	-18.2%	(8,118)	66.7%
Amortization of deferred stock compensation	(3,599)	(4,338)	-17.0%	(1,199)	200.1%

•	Total operating expenses decreased to $25.1 million, down -24.7% QoQ from $33.3 million, and up 73.6% YoY from $14.5 million in 2Q03.

•	Gross general and administrative expenses decreased to $9.5 million in 2Q04, down -9.4% from $10.5 million in 1Q04. Net general and administrative expenses were $6.0 million in 2Q04 with the difference primarily due to a foreign exchange gain of $3.5 million.

•	Research and development expenditures decreased to $13.5 million, down -18.2% QoQ from $16.5 million, primarily due to start up costs associated with Fab 7 (Tianjin) being classified as research and development during 1Q04 with the start up period ending March 31, 2004.

Other income (expenses)

Amounts in US$ thousands	2Q04	1Q04	QoQ	2Q03	YoY
Other income, net	(2,225)	609	—	(2,611)	-14.8%
Interest income	2,733	1,484	84.2%	392	597.6%
Interest expense, net of government subsidy	(2,760)	(2,743)	0.6%	(146)	1789.0%
Other, net	(2,198)	1,868	—	(2,857)	-23.1%

•	Interest income increased to $2.7 million in 2Q04 primarily due to the additional interest income generated from the increase in cash balance from the IPO proceeds.

•	Other non-operating loss of $2.2 million in 2Q04 primarily due to a foreign exchange loss of $2.4 million.

3. Liquidity

Amounts in US$ thousands	2Q04	1Q04
Cash and cash equivalents	1,198,592	1,373,072
Short term investments	90,464	27,306
Accounts receivable	131,708	116,812
Inventory	113,563	85,479
Others	40,459	50,383
Total current assets	1,574,786	1,653,052
Accounts payable	699,587	390,071
Current portion of long-term debt	95,992	95,992
Others	54,443	88,951
Total current liabilities	850,022	575,014
Cash Ratio	1.4x	2.4x
Quick Ratio	1.7x	2.7x
Current Ratio	1.9x	2.9x

•	Cash and cash equivalents decreased to $1,199 million from $1,373million, primarily due to capital expenditures relating to the ramp up of Fabs 1, 2, 3, 4, and 7.

Receivable/Inventory turnover trends

Capital structure

Amounts in US$ thousands	2Q04	1Q04
Cash and cash equivalents	1,198,592	1,373,072
Short-term investment	90,464	27,306
Current portion of long-term debt	95,992	95,992
Long-term debt	413,965	397,898
Total debt	509,957	493,890
Net cash	779,099	906,488
Shareholders’ equity	3,065,507	2,894,431
Total debt to equity ratio	16.6%	17.1%

•	Total debt increased to $510.0 million in 2Q04 compared with $493.9 million in 1Q04.

•	Total debt-to-equity ratio decreased to 16.6% in 2Q04 from 17.1% in 1Q04.

4. Cash flow & Capex

Amounts in US$ thousands	2Q04	1Q04
Net income	34,165	27,452
Depreciation and amortization	101,790	84,264
Amortization of acquired intangible assets	3,532	3,237
Net change in cash	(174,480)	927,796

Capex plans

•	Planned capital expenditures for 2004 remain at $1,950 million.

5. 3Q04 outlook and guidance

•	Wafer shipments expected to increase by 23-27%.

•	Utilization expected to remain close to 100%.

•	Blended ASP QoQ expected to remain flat to marginally up.

•	Percentage of sales from 0.18µm and below, excluding copper interconnects, expected to increase by a few percentage points.

•	Percentage of sales from logic wafers including copper interconnects expected to increase slightly.

•	Gross margins expected to be slightly better than 2Q04.

•	Operating expense as a percentage of sales expected to increase to high teens primarily due to an increase in research and development expenses relating to Beijing start up costs and 90 nanometer research and development activities.

•	Non-operating interest expense expected to increase approximately $2 million due to the additional draw down of existing credit facilities.

•	Capital expenditures of approximately $700 million.

•	Depreciation and amortization of approximately $125-130 million.

•	Deferred compensation charge of approximately $7 million, of which approximately $3 million will be charged to operating expenses and $4 million in cost of sales.

6. Recent announcements

•	MOSYS’ Ultra-High Reliability 1T-SRAM-R Technology Verified on SMIC 0.13-micron Logic Process [2004-07-28]

•	SMIC Appoints Non-Executive Director, Sean Hunkler [2004-07-23]

•	Toppan Printing and SMIC Sign a Joint Venture Agreement [2004-07-21]

•	Mentor Graphics Offers Technology Design Kit and Design Flow for SMIC 0.18-micron Mixed-Signal Process. [2004-07-08]

•	Toppan Printing and SMIC have reached a preliminary agreement to form a Joint Venture Company in China to manufacture on-chip color filter for image sensors. [2004-06-28]

•	SMIC’s 0.35µm EEPROM enables smaller die size for higher performance contactless smart cards. [2004-06-08]

•	SMIC will vigorously defend against the trade secret case filed by TSMC in state court. [2004-06-04]

•	SMIC starts equipment move-in at its first 12-inch Fab in Beijing, China. [2004-06-02]

Please visit SMIC’s website www.smics.com for further details regarding the above announcements.

Semiconductor Manufacturing International Corporation

CONSOLIDATED BALANCE SHEETS

(In US dollars)

	As of the end of
	June 30, 2004	March 31, 2004
	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,198,592,423	1,373,072,249
Short-term investments	90,463,911	27,306,329
Accounts receivable, net off allowances of $356,826 and $76,435 respectively	131,707,549	116,812,161
Inventories	113,562,540	85,479,153
Prepaid expense and other current assets	7,867,504	17,792,517
Assets held for sale	32,591,632	32,589,744

Total current assets	1,574,785,559	1,653,052,153

Land use rights, net	34,803,658	34,975,122
Plant and equipment	3,159,564,426	2,515,158,260
Accumulated depreciation	(501,436,777)	(399,819,426)
Plant and equipment, net	2,658,127,649	2,115,338,834
Aquired intangible assets, net	61,777,449	60,973,178
Investments held to maturity	—	3,004,297

TOTAL ASSETS	4,329,494,315	3,867,343,584

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	95,991,900	95,991,558
Accounts payable	699,586,755	390,071,430
Deposit received from stockholders	200,000	37,972,810
Accrued expenses and other current liabilities	54,243,275	50,978,423

Total current liabilities	850,021,930	575,014,221

Long-term liabilities:
Long-term debt	413,965,135	397,898,517

Total long-term liabilities	413,965,135	397,898,517

Total liabilities	1,263,987,065	972,912,738

Commitments
Stockholders’ equity:
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized, shares issued and outstanding 18,224,817,017 and 18,201,735,490 respectively	7,289,927	7,280,694
Warrants	124,920	124,920
Additional paid-in capital	3,294,693,501	3,291,984,495
Subscription receivable from stockholders	—	(93,000,000)
Notes receivable from stockholders	(1,891,580)	(34,160,683)
Accumulated other comprehensive income (loss)	400,320	254,625
Deferred stock compensation	(70,597,602)	(79,375,571)
Accumulated deficit	(164,512,236)	(198,677,634)

Total stockholders’ equity	3,065,507,250	2,894,430,846

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	4,329,494,315	3,867,343,584

Semiconductor Manufacturing International Corporation

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars)

	For the three months ended
	June 30, 2004	March 31, 2004
	(unaudited)	(unaudited)
Sales	220,988,561	186,936,986
Cost of sales	(156,952,228)	(124,115,756)
Cost of sales - Amortization of deferred stock compensation	(2,554,781)	(2,665,247)

Gross profit	61,481,552	60,155,983

Operating expenses:
Research and development	(13,532,637)	(16,539,866)
General and administrative	(9,555,310)	(10,544,557)
Exchange gain/loss	3,535,918	(143,382)
General and administrative	(6,019,392)	(10,687,939)
Selling and marketing	(1,940,035)	(1,746,901)
Amortization of deferred stock compensation *	(3,599,151)	(4,338,052)

Total operating expenses	(25,091,215)	(33,312,758)

Income from operations	36,390,337	26,843,225
Other income (expenses):
Interest income	2,732,629	1,483,715
Interest expense	(2,759,605)	(2,743,377)
Others, net	(2,197,963)	1,868,584

Total other income, net	(2,224,939)	608,922

Net income	34,165,398	27,452,147

Deemed dividends on preference shares	—	(18,839,426)

Income attributable to holders of ordinary shares	34,165,398	8,612,721

Net income per share, basic	0.0019	0.0033
Net income per ADS, basic (1)	0.0955	0.1630
Net income per share, diluted	0.0019	0.0005
Net income per ADS, diluted (1)	0.0941	0.0273
Shares used in calculating basic net income per share (in millions)	17,897	2,641

Shares used in calculating diluted net income per share (in millions)	18,147	15,793

* Amortization of deferred stock compensation related to:
Research and development	1,301,741	1,315,047
General and administrative	1,671,586	2,394,664
Selling and marketing	625,824	628,341

Total	3,599,151	4,338,052

(1)	1 ADS equals 50 ordinary shares.

Semiconductor Manufacturing International Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars)

	For the three months ended
	June 30, 2004	March 31, 2004
	(unaudited)	(unaudited)
Operating activities:
Income attributable to holders of ordinary shares	34,165,398	8,612,721
Deemed dividends on preference shares	—	18,839,426

Net income	34,165,398	27,452,147
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Gain on disposal of plant and equipment	20,676	(198,351)
Bad debt expense	280,391	(38,038)
Depreciation and amortization	101,789,774	84,263,652
Amortization of acquired intangible assets	3,531,649	3,237,098
Amortization of deferred stock compensation	6,153,932	7,003,300
Changes in operating assets and liabilities:
Accounts receivable	(15,175,779)	(26,235,606)
Inventories	(28,083,387)	(15,555,274)
Prepaid expense and other current assets	10,148,004	(1,218,597)
Accounts payable	21,703,089	13,125,287
Accrued expenses and other current liabilities	7,876	15,963,862

Net cash provided by operating activities	134,541,623	107,799,480

Investing activities:
Purchases of plant and equipment	(351,833,464)	(225,979,371)
Purchases of aquired intangible assets	(2,611,626)	—
Purchase of short-term investments	(64,132,303)	(2,093,043)
Sale of short-term investments	1,005,977	2,017,960
Sale of investments held to maturity	3,004,297	427
Proceeds received for assets held for sale	1,530,794	445,071
Proceeds from disposal of plant and equipment	440,078	38,057

Net cash used in investing activities	(412,596,247)	(225,570,899)

Financing activities:
Repayment of note payable to stockholder for land use rights	—	(13,658,773)
Proceeds from long-term debt	16,066,960	13,929,500
Repayment of redeemable convertible promissory note	—	(15,000,000)
Proceeds from issuance of ordinary shares	—	1,017,051,336
Proceeds from issuance of Series D convertible preference shares	—	29,975,000
Proceeds from exercise of employee stock options	32,166,207	1,840,682
Collection of subscription receivables	93,000,000	12,420,031
Change in deposit received from stockholders	(37,772,810)	(378,597)
Payment for Series C issuance cost	—	(600,000)

Net cash provided by financing activities	103,460,357	1,045,579,179

Effect of exchange rate changes	114,441	(11,845)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(174,479,826)	927,795,915
CASH AND CASH EQUIVALENTS, beginning of period	1,373,072,249	445,276,334

CASH AND CASH EQUIVALENTS, end of period	1,198,592,423	1,373,072,249